

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

Via E-mail
Douglas A. Cifu
Chief Executive Officer
Virtu Financial, Inc.
645 Madison Avenue
New York, NY 10022

Re: **Virtu Financial, Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed March 23, 2015
File No. 333-194473

Dear Mr. Cifu:

We have reviewed your amended registration statement, and your correspondence dated April 1, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We are a holding company and our principal asset after this offering will be our equity interests in Virtu Finacial…, page 41

1.   Please revise the risk factor caption and discussion to clarify that you will only own 23.4% of the economic interests of Virtu Financial.

Risks Related to this Offering and Our Class A Common Stock, page 47

2.   Please add a new risk factor clarifying that only $23.3 million of the net proceeds will be available to Virtu Financial for its use, which may limit its ability to finance growth or engage in other strategic transactions.

<u>Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition, paged 76</u>

3.   We note that your 76.6% pro forma non-controlling interest was determined to be $269.2 million as of December 31, 2014. Please explain to us how you derived this amount given that 76.6% of total pro forma equity of $327.8 million is $251.1 million.

      You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

      Sincerely,

      /s/ Stephanie J. Ciboroski for

      Suzanne Hayes
      Assistant Director